RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

November 17, 2003   Trading Symbol: TSX: RNG

MINING CONTRACT AWARDED AT AGUABLANCA Ni-Cu PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that it has signed a contract with the PEAL Group of Spain ("PEAL") for the mining of the Aguablanca nickel-copper deposit in southwestern Spain. The Company is also pleased to report that the construction of the mine is progressing at a rapid rate.

PEAL will be responsible for all mining and surface auxiliary operations at the Aguablanca open pit project. The Company is a well-known, established Spanish contractor whose reputation stands out both in the fields of large-scale mining and public works. On a yearly basis, PEAL moves over 87 million tonnes of material, mostly in surface mining and large infrastructure projects in Spain and Portugal.

PEAL is currently mobilizing the requisite equipment to commence the tailings site and pre-stripping activities at the Aguablanca project site.

Project construction is advancing rapidly with most surface excavations for the plant site completed and construction of the concrete foundations underway. Simultaneously, access roads, main offices and the development of a general infrastructure are proceeding. The target for plant start-up remains mid-year 2004.

Photos can be viewed from the Company's website: www.rionarcea.com/operations

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira   Laurie Gaborit
President and CEO   Manager, Investor Relations
Tel: (34) 98 583 1500   Tel: (416) 686 0386
Fax: (34) 98 583 2159   Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com